MASTERWORKS

Investors Only: $500 Minimum | Ed Ruscha (16.8% | 0.85 | $1,610,000)

Recently Sold Paintings[1]


Albert Oehlen
Annualized Net Return
33.7% 354 days held


George Condo
Annualized Net Return
31.7% 532 days held


Sam Gilliam
Annualized Net Return
33.1% 791 days held

76% SOLD OUT



Investors Only: $500 Minimum

ED RUSCHA


SEAFOOD
STOCK

Price Appreciation of Similar Works

16.8%*

Market Risk-Adjusted Appreciation

0.85	vs.	0.54	vs.	0.54
Ruscha's Market		All Art Market		S&P 500

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Investments are often compared through risk-adjusted appreciation, which is measured using the appreciation rate as well as the volatility of that investment. This is typically referred to as a “Sharpe Ratio.” Volatility represents how likely you are to achieve an appreciation rate in the future, based on historical data. Higher volatility generally means more risk, and lower volatility generally means less risk.

Risk-Adjusted Appreciation: Reflects the average annualized artist market appreciation or depreciation of repeat sales at public auction for a specific artist (paintings only) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns in that artist's market. For any particular artist market, this reflects a time range of the earliest purchase price date for all repeat sales, ending on the last sale date for that artist for their repeat sales.

All-Art: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor’s CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

*The set of similar sales comprise paintings by Ed Ruscha with the following criteria: works on canvas created between 1985 and present that to the best of our ability to determine, are part of the "City Lights" series, and measure 10 inches by 10 inches to 75 inches by 75 inches. Examples with atypical lettering, such as “Inferno” (1987) were excluded from the comparable set. The data was sourced from publicly available auction records and does not include private sales.

1. Annualized net return, net of fees, assumes all money was invested at the closing date of the offering, and profits were distributed pro rata to investors the date the painting was sold. See important Reg A and performance disclosures: masterworks.com/cd